05005250

31 Dec. 2004

RECEIVED
2005 JAN 14 P 12: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
<u>of the Securities Exchange Act of 1934 (Ref No. 82-4359)</u>

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Liquidation of Wholly-Owned Subsidiary

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

PROCESSED
JAN 21 2005
THOMSON
FINANCIAL

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588 Co. Reg. No. 199507660Z

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

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Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LIMITED
Announcement is submitted with respect to *	WANT WANT HOLDINGS LIMITED
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	03-Dec-2004 17:17:04
Announcement No.	00036

>> Announcement Details

The details of the announcement start here ...

Announcement Title * LIQUIDATION OF WHOLLY-OWNED SUBSIDIARY

Description

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that its China-incorporated wholly-owned subsidiary, Zhejiang Rice-Want Cereals Ltd ("Zhejiang Rice-Want") has been liquidated. Total losses of Zhejiang Rice-Want were approximately RMB 1.02 million or US$123,000. With the above liquidation, the rice milling operation will be consolidated into the Group's existing wholly owned subsidiary Shenyang Rice-Want Cereals & Oil Ltd.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2004. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

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